

July 14, 2006

Zuo Sheng Yu
General Steel Holdings, Inc.
c/o Incorp Services Inc.
6075 S. Eastern Avenue, Suite 1
Las Vegas, Nevada 89119-3146

> **Re: General Steel Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 23, 2006**
> **File No. 333-133821**

Dear Mr. Yu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update your financial statements and all related disclosures to reflect the period ended June 30, 2006 if such results are available. If such results are not available and not required, please update your financial statements and all related disclosures to reflect the period ended March 31, 2006. Please ensure that the interim financial statements you provide, fully comply with current and prior accounting comments.

2. In light of the prior and anticipated changes to previously issued financial statements, it appears to us that you should identify the appropriate financial statements as "restated" and provide all required disclosures as well as a reference

in the auditors' report. In addition, please tell us what consideration you have given to amending your exchange act reports.

3.   Please file a marked copy of Amendment No. 1 on EDGAR. Please also note that you must file a marked copy of each <u>future</u> amendment that shows the changes you have made to your registration statement, as well as an unmarked copy. See Rule 472(a) of Regulation C and Rule 310 of Regulation S-T.

4.   Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

5.   Your response to prior comment 1 indicates that the selling security holders are not at market risk for the common stock they purchased from you because of the put right. We consider a private placement to be complete, and therefore a resale registration appropriate, only where the purchaser is at market risk with respect to the security. Therefore, you should revise the prospectus to clearly state that all of the selling securityholders are underwriters. Alternatively, you could wait to register these shares until after the exercise date for the put has passed.

6.   The warrant agreement you filed as an exhibit states that the warrants may be exercised in full or in part at the option of the holder at any time. Please clarify your disclosure throughout the prospectus, if true, to state that the warrants can be exercised on <u>or prior</u> to the first anniversary date at $2.50 per share and on <u>or after</u> the second anniversary date at $5.00 per share. Also explain the difference between the Class A and Class B warrants, since it appears from the warrant agreement that there is no difference.

Registration Statement Cover Page

7.   Our previous comment letter mailed to Zuo Sheng Yu in care of Incorp Services Inc. was returned to us. Please update your agent for service information.

Prospectus Summary, page 4

8.   We reissue prior comment 8. Please shorten your disclosure on pages 4-6 of the prospectus summary. For example, information under Overview is repetitive of information under History. Also, it seems that much of the information under History can be moved to the Business section of the prospectus.

<u>Overview, page 4</u>

9. We note your response to prior comment 10. It is still very difficult to understand your business based on your revised description. Please clarify in this section that General Steel Holdings only owns 70% of Daquizhang Metal. Also provide your response to prior comment 10 regarding the other minority shareholders in this section.

10. We note your response to prior comment 10. However, your disclosure is still difficult to understand. Please revise in plain English. Also disclose that Daqiuzhuang is a Sino-foreign joint venture with an operating term that ends on June 24, 2004.
    - Clarify the relationship among Tianhin Long Yu Trading Material Co., Ltd. Mr. Yu Zuo Sheng, and name the other 10% owners.
    - Clarify the relationship between Tianhin Long Yu Trading Material Co., Ltd. and Yang Pu Capital Automotive Investment Limited.
    - Identify the 29% owners of Daquizhang Metal.
    - Describe the relationship between Daquizhang Metal and Baotou Steel.

<u>Our Recent Strategic Alliance, page 6</u>

11. Note 20 to your audited financial statements refers to an approval of the Local Chinese authority that must be obtained before contributions are made to capitalize the joint venture. Please disclose the necessity and nature of this approval. Disclose that the company has not received the approval, and explain why, if you know, the company has not yet received approval, since the agreement was signed in September 2005.

12. Under Capital Contribution, disclose how much cash the company plans to contribute.

13. Under Ownership, clarify what percentage ownership General Steel will have of Daqiuzhuang Metal's 20% ownership.

<u>About Our Recent Private Placement, page 7</u>

14. Disclosure in this section is still unclear. You state that you offered 3,333,333 shares of common stock, but that you sold 1,176,665 shares at $1.50 "per unit." Further, this registration statement covers 3,529,995 shares of common stock. Please clarify the amount and type of securities that you sold. If you offered units, please identify the securities that made up the units. Please also revise the discussion under "History" and elsewhere in your prospectus where this disclosure appears.

15. Please clarify that the put right does not transfer if the original shareholder sells the common stock.

Risk Factors, page 8

16. We reissue prior comment 13. Some risk factors include language like "we cannot assure you" or "there can be no assurance." Since the risk factors should set forth the potential risk and not your inability to assure or guarantee, please revise.

17. We reissue prior comment 14. Please avoid language in risk factors like "material adverse impact," "materially and adversely affected," "adversely affect" or "negatively affected." Instead, please state what the specific impact will be on your financial condition or results of operations.

18. We note your response to prior comment 15. Please add risk factors addressing the following:
    - If material and failure to pay would create hardships for the company, quantify the annual amount the company is required to transfer to statutory reserves and to the joint venture.
    - Quantify your loans outstanding and disclose that your bank loans are due on demand or normally within one year. Discuss the risk that you would not be able to repay or refinance the loans on demand and the impact that would have on your operations and financial position.

Selling Shareholders, page 18

19. We reissue prior comment 19. Please update the information in the table as of the most recent practicable date and revise footnote (1). Currently the information is dated June 30, 2005.

20. We note your response to prior comment 20. In the table, please also state the amount and the percentage (if 1% or more) of the class to be owned by each selling shareholder after the offering. See Item 507 of Regulation S-K.

21. Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act securities and includes securities that are convertible into common stock at the owner's option within 60 days. Therefore, please revise to clarify that the shares outstanding and the shares underlying the warrants are all securities owned prior to the offering.

22. We note your response to prior comment 23. Please name all natural persons who share beneficial ownership with Matlin Patterson Global Opportunities Partners II L.P. and Matlin Patterson Global Opportunities Partners (Caymans) II L.P.

Our Recent Private Placements, page 19

23. We note your response to prior comment 24. Under paragraph 3 under "Recent Sales of Registered Securities" in Part II of the registration statement, please disclose the exemption from registration for which all sales in the private placement would qualify and that you relied upon. Also disclose the facts necessary to support the exemption you relied upon.

Certain Relationships and Related Transactions, page 23

24. Clarify, in the prospectus, the nature of your transaction with Yang Pu Automotive. Your disclosure states that the company issued Yang Pu a note, suggesting that the company borrowed from Yang Pu; your supplemental response to prior comment 29 and the third paragraph of this section say that Yang Pu borrowed from the company.

25. We note your response to prior comment 30. Please disclose the date of issuance for the short term loan from Golden Glister Holdings Limited in this section of the prospectus. Since the amount outstanding on this loan was $990,000 as of December 31, 2004, it does not appear that the correct issuance date is July 13, 2005.

Security Ownership of Certain Beneficial Owners and Management . . ., page 24

26. We reissue prior comment 32. Please update the table as of the most recent practicable date. Even if the information as of the most recent practicable date is the same as the information on December 31, 2005, please revise the date. See Item 403 of Regulation S-K.

27. We reissue prior comment 33. Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act securities and includes securities that are convertible into common stock at the owner's option within 60 days. It appears that Matlin Patterson Global Opportunities Partners II L.P. is a 7.06% beneficial owner based on the selling shareholder table. Please disclose all 5% or greater shareholders in this section.

Description of Share Capital, page 25

28. We reissue prior comment 34. Please describe the warrants issued in connection with the subscription agreements and the put rights attached to the common stock.

MD&A – Liquidity and Capital Resources, page 33

29. We have reviewed your response to prior comment 35. Please revise your filing to include a more comprehensive description of the terms and conditions of your bank loans, including the renewal process, your intentions regarding renewal and the potential consequences if they are not renewed. In addition, since you regularly have a significant outstanding amount due to the related party and it has no due date, it appears to us that this amount should be included in your tabular presentation of contractual obligations or in a footnote thereto. It also appears to us that your redeemable stock should be included in your tabular presentation of contractual obligations at its redemption amount. Refer to Release No. 33-8350.

Additional Information, page 43

30. We reissue prior comment 41. Delete the language that statements contained in the prospectus as to the contents of any contract or other document "are not necessarily complete" and are "qualified by reference." Rule 411(a) of Regulation C under the Securities Act allows qualification of information inside the prospectus by reference to information outside the prospectus only to the extent that the form explicitly permits it or where the form requires a summary of the document. If you retain the language that statements "are not necessarily complete," disclose that all material provisions of the agreement, contract or other document are discussed in the prospectus.

Financial Statements

Consolidated Balance Sheets, page 50

31. We have reviewed your response to prior comment 42. Due to the fact that the advances on equipment purchases relate to non-current assets, it remains unclear to us why including them in current assets is appropriate or complies with ARB 43 Chapter 3 Section A(6). Please revise.

Consolidated Statements of Cash Flows, page 53

32. We have reviewed your response to prior comment 43. In order for us to more fully understand how your consolidated statements of cash flows comply with SFAS 95, please provide us a comprehensive description of how and why related party borrowings are used in your operations and why changes in restricted cash are classified as operating rather than investing cash flows. In addition, based on the disclosure in note 12 that deposits due to sales representatives are required to be fully returned to sales agent once the agreement is terminated, it's not clear to us why you believe they are similar to customer deposits or why they would not be more appropriately classified, on a gross basis, as investing cash flows.

Note 1- Background, page 54

33. We note your response to prior comment 44 as well as your updated disclosures. Please revise: to disclose that you have obtained a new business license which provides for a 20-year operating term for Daqiuzhuang Metal Sheet Co., Ltd.; to disclose what may occur at the end of that term; and to disclose and discuss the rights of the 30% minority shareholders. In addition, please note that on page 54 you state that the stockholders of General Steel own approximately 96% of the Company, but on page 4 you state that the stockholders of ACC own this percentage. Please correct the disclosure on page 4.

Note 2 – Intangible Assets, page 58

34. Please disclose why you are amortizing your land use rights over a 10 year period.

Note 8- Other payable – related party, page 63

35. We have reviewed your response to our prior comment 48. Please disclose that the related party payable does not have a due date.

Note 17- Private offering of redeemable stock, page 67

36. We have reviewed your response to prior comment 51. Please provide us with your Black Scholes calculations and with a comprehensive description of how you arrived at your estimates for the risk free interest rate and volatility. For all currently outstanding warrants, please tell us if there are any circumstances that could require you to settle them in cash or any circumstances that could result in you paying liquating damages.

37. We note your response to prior comment 52. It remains unclear to us why you decreased equity by $475,741 instead of accreting this amount to interest expense over the term to redemption. We continue to believe that the fair of the redeemable stock upon issuance, was the amount of cash you received. Please revise.

Note 18- Retirement plan, page 66

38. Revise your disclosure to explain why you had zero pension expense in 2004 and 2003.

Note 19- Statutory reserves, page 66

39. Revise your disclosure to specifically state why you were not required to transfer any amounts to each reserve in 2003.

Note 20- Joint venture agreement with Baotou Steel, page 67

40. We note your response to prior comment 55 and your reference to an independent appraiser. Please either identify the expert or delete your reference to them. We remind you that if you identify and refer to an expert, you must file their consent as an exhibit. Refer to Section 436(b) of Regulation C. In addition, it appears to us that the assets to be acquired from Baotou Steel constitute a business and that their acquisition is probable and significant. Please tell us how you determined that historical and pro forma financial statements are not required by Rule 3-05 and Article 11 of Regulation S-X.

Prior comment 56

41. We note your response to prior comment 56. However, the question did not solely relate to the first quarter ended March 31, 2006. In accordance with Item 302 of Regulation S-K, you are required to present quarterly information for each full quarter within the two most recent fiscal years and any subsequent interim period. Please revise as appropriate.

Prior comment 58

42. We note your response to prior comment 58. However, it remains unclear to us why you recorded other income rather than a credit to tax expense. Please clarify or revise as appropriate.

March 31, 2006 – Form 10-Q

43. We note your response to prior comment 59. Please note that the March 31, 2006 Form 10-Q should be amended prior to requesting effectiveness for the registration statement.

Part II. Recent Sales of Unregistered Securities, page 71

44. We reissue prior comment 60. The description in paragraph 2 is incomplete. You state that you offered the shares "to the following persons" without describing those persons. Either name the persons or identify the class of persons to whom the securities were sold. See Item 701(b) of Regulation S-K.

Exhibits, page 72

45. We note your response to prior comment 61. Please refile exhibit 10.6, since it does not appear on EDGAR. Also please file the loan agreement with Golden Glister Holdings Limited.

As appropriate, please amend your registration statement in response to these comments. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Patricia Armelin at (202) 551-3747 or in her absence, Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or in her absence, me at (202) 551-3760 if you have any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Howard H. Jiang, Esq.
Baker & McKenzie LLP
805 Third Avenue
New York, NY 10022